August 11, 2017

VIA EDGAR AND ELECTRONIC MAIL

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Creative Learning Corporation (the “Company”)

Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”)

Filed July 21, 2017

File No. 000-52883

Dear Mr. Spirgel:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 28, 2017 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter and provide the following responses.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Preliminary Information Statement, and the defined terms used herein have the definitions given to them in the Preliminary Information Statement. On behalf of the Company, transmitted herewith is a revised Preliminary Information Statement, filed on the date hereof (File No. 000-52883).  Also transmitted herewith is a redlined version of the revised Preliminary Information Statement, marked to show changes from the version filed on July 21, 2017.

1.

Provide us with your analysis as to whether you have engaged in communications with stockholders that would constitute solicitations within the meaning of Rule 14a-1(1). Explain why you were not required to solicit the votes of such stockholders with a proxy statement on Schedule 14A. Additionally, identify the stockholders that have provided written consent.

The Company has reviewed Rule 14a-1(1) as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company believes it has engaged in communications with two stockholders that may constitute solicitations within the meaning of Rule 14a-1(1).  The Company did communicate with two stockholders regarding the consent solicitation, seeking a voting agreement from one of the two; this individual was a Company insider.  The Company’s communication with the second shareholder was mutual, in which the shareholder offered that he was not going to support the consent solicitation. The Company did not engage any other stockholder of the Company, or request that any other stockholder of the

Company execute or not execute, or revoke, a proxy in regards to the actions taken by written consent by the Consenting Stockholders as described in the Preliminary Information Statement.  The Company did not publicly issue any comment, advice, recommendation or any other form of communication reasonably calculated to result in the procurement, withholding or revocation of a proxy regarding the actions taken by written consent by the Consenting Stockholders. Accordingly, other than as disclosed above, the Company does not believe it has engaged in communications with stockholders that would constitute solicitations within the meaning of Rule 14a-1(1).

The Consenting Stockholders acted on their own behalves and not on behalf of the Company, therefore, the Company believes that the use of an Information Statement on Schedule 14 C is the appropriate form for communication of the corporate actions to the Company’s stockholders.

The Consenting Stockholders are Blake Furlow, Michelle Cote, Brian Pappas, Rod Whiton, Capcom LTD, Abacab Fund LP, Craig Pfeffer, Mark Shaw and Starla Hersey as the beneficial owner of shares held directly by Fishing 4 Funds LLC and Skycor Futures, LLC. In addition, the Preliminary Information Statement has been revised to include the names of the Consenting Stockholders. Please see page 3.

2.

Discuss the reason the stockholders acting by written consent have determined to remove Mr. Grant and Mr. Gorin from the Board.

The Company acknowledges the Staff’s comment and has revised the Preliminary Information Statement accordingly.  Please see pages 3 and 4.

3.

Provide context for each of the actions to be taken by written consent by describing the background and purpose for each action.

The Company acknowledges the Staff’s comment and has revised the Preliminary Information Statement accordingly.  Please see pages 3 and 4.

As requested in the Staff Letter, the Company acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,
/s/ Christian Miller
Christian Miller